SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from          to
                                    --------    --------

                        COMMISSION FILE NUMBER: 000-22433


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BRIGHAM, INC. 401(K) PLAN

B:   Name  of  issuer  of  the  securities  held  pursuant  to  the plan and the address of its principal executive office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGEPOINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730


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
                            BRIGHAM, INC. 401(K) PLAN

                                 2001 FORM 11-K


                                                                                     PAGE
                                                                                     ----
REQUIRED INFORMATION

ITEM 4.  Unaudited Financial Statements And Schedule Prepared in Accordance
           With ERISA

         Statements of Net Assets Available for Plan Benefits as of
           December 31, 2001 and 2000. . . . . . . . . . . . . . . . . . . . . . . .    1

         Statement of Changes in Net Assets Available for Plan Benefits for the
           Year Ended December 31, 2001. . . . . . . . . . . . . . . . . . . . . . .    2

         Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . .    3

         Supplemental schedule:
           Schedule H, Line 4(i) - Assets Held for Investment Purposes
             At December 31, 2001. . . . . . . . . . . . . . . . . . . . . . . . . .    6

SIGNATURE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7


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
                           BRIGHAM, INC. 401(K) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                   (Unaudited)



                                                    December 31,
                                               ----------------------
                                                  2001        2000
                                               ----------  ----------
Assets

 Investments at fair value:
  BT Investment International*                 $   46,606  $   66,843
  Janus Worldwide Fund*                            99,604     108,693
  Janus Twenty Fund*                              255,766     314,204
  MFS Massachusetts Invest. Growth Fund            39,195      13,404
  Dreyfus Appreciation*                           196,077     198,853
  Safeco Equity No-Load                            16,900      14,757
  Dreyfus S&P 500 Index Fund*                     100,584      67,082
  Pimco Total Return*                             135,675      80,507
  RS Emerging Growth*                              63,108      66,772
  Schwab Institutional Money Market*               75,869      57,640
  Other investments                                    20         394
  Loans to participants                            71,326      79,074
  Common stock of Brigham Exploration Company      56,358      45,915
                                               ----------  ----------
      Total investments                         1,157,088   1,114,138
                                               ----------  ----------

Receivables:
  Participants' contributions                       8,097       5,242
  Employer matching                                39,003           -
  Other                                               544       1,323
                                               ----------  ----------
      Total receivables                            47,644       6,565
                                               ----------  ----------

Net assets available for plan benefits         $1,204,732  $1,120,703
                                               ==========  ==========


*  Investments greater than 5% of net assets available for plan benefits.

               See accompanying notes to the financial statements

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
                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                   (Unaudited)


                                                                 Year Ended
                                                                December 31,
                                                                    2001
                                                               --------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair value                $    (197,696)
  Interest                                                             5,538
                                                               --------------
      Total investment income                                       (192,158)
                                                               --------------

  Contributions:
    Participants                                                     273,775
    Employer Matching                                                100,365
                                                               --------------
      Total contributions                                            374,140
                                                               --------------

      Total additions                                                181,982
                                                               --------------

Deductions from net assets attributed to:
  Benefits distributed to participants                                93,139
  Administrative and trustee fees                                      4,036
  Other                                                                  779
                                                               --------------
      Total deductions                                                97,953
                                                               --------------

Increase/(decrease) in net assets available for plan benefits         84,029

Net assets available for plan benefits at beginning of year        1,120,703

                                                               --------------
Net assets available for plan benefits at end of year          $   1,204,732
                                                               ==============


               See accompanying notes to the financial statements.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


1.   DESCRIPTION  OF  THE  PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     General

     The Plan is a successor to the Brigham Oil & Gas, L.P. 401(k) Plan which was originally effective as of September 19, 1996. Effective January 1, 1998, Brigham Oil & Gas, L.P. assigned its sponsorship of the Plan to Brigham, Inc. and the Plan's name was changed to the Brigham, Inc. 401(k) Plan. Effective January 1, 1999, the Plan was restated concurrent with a change in the Plan's third-party administrator and trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. The Plan covers all employees who are 21 years of age and have completed six months of service. Employees may enroll in the Plan on the first day of January, April, July or October of each year.

     The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     Contributions

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2000, this limit was the lesser of 25% or $10,500. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2000, the Company made no discretionary contributions.

     Interfund Transfers

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     Vesting

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


     Benefit Payments

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

     Participant Loans

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     Administrative Expenses

     The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.


2.   ACCOUNTING  POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash to Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     Valuation of Investments

     Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan's "Statement of Changes in Net Assets Available for Benefits".

     The Use of Estimates in Preparing Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


     make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates.

3.   PLAN  TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   ERISA

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

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
                                           BRIGHAM, INC. 401(K) PLAN
                                      SCHEDULE H, LINE 4(I) - ASSETS HELD
                                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                                  (Unaudited)


                                        INVESTMENTS AT DECEMBER 31, 2001


 IDENTITY OF ISSUE, BORROWER,                     DESCRIPTION OF
   LESSOR OR SIMILAR PARTY                          INVESTMENT
   -----------------------                          ----------
*  Brigham Exploration Company            Common stock                      $ 56,358

   Stock Liquidity Fund                   Cash                              $     20

   BT Investment International            International stock mutual fund   $ 46,606

   Janus Worldwide Fund                   Stock mutual fund                 $ 99,604

   Janus Twenty Fund                      Stock mutual fund                 $255,766

   MFS Massachusetts Invest. Growth Fund  Stock mutual fund                 $ 39,195

   Dreyfus Appreciation                   Stock mutual fund                 $196,077

   Safeco Equity No-Load                  Stock mutual fund                 $ 16,900

   Dreyfus S&P 500 Index Fund             Stock mutual fund                 $100,584

   RS Emerging Growth                     Stock mutual fund                 $ 63,108

   Pimco Total Return                     Bond/fixed income mutual fund     $135,675

*  Schwab Institutional Money Market      Money market mutual fund          $ 75,869

   Participant Loans                      Due April, 30, 2001 through       $ 71,326
                                          May 31, 2008 at
                                          9.25% to 10.5%

*  Indicates party in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         BRIGHAM, INC. 401(K) PLAN



Date:  July 15, 2002                     By:  /s/  David T. Brigham
                                              ---------------------
                                              David T. Brigham
                                              Vice President

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